UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

HOMEINNS HOTEL GROUP
(Name of Issuer)

American Depositary Shares, each representing two ordinary shares, par value $0.005 per share
(Title of Class of Securities)

43742E102
(CUSIP Number)

Cynthia Lo Bessette, Esq.
OppenheimerFunds, Inc.
225 Liberty Street, 11th Floor
New York, NY 10281
(212) 323-0200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2016
Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒ (see explanatory note to this Schedule 13D)

    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_________________________
*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43742E102	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS OppenheimerFunds, Inc.
I.R.S. NO. 13-2527171

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,269,131

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,269,131

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,269,131

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.00%

14	TYPE OF REPORTING PERSON
IA

CUSIP No. 43742E102	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Oppenheimer Developing Markets Fund
I.R.S. NO. 93-6305075

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,136,091

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,136,091

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,136,091 (beneficial ownership disclaimed pursuant to Rule 13d-4 of the Securities Exchange Act of 1934)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.65%

14	TYPE OF REPORTING PERSON
IV

CUSIP No. 43742E102	SCHEDULE 13D	Page 4 of 7 Pages

EXPLANATORY NOTE

This Schedule 13D is being filed with respect to American Depositary Shares (the “Shares”), each representing two ordinary shares, par value $0.005 per share (the “Ordinary Shares”), of Homeinns Hotel Group (the “Issuer”). This Amendment No. 1 (“Amendment No. 1”) supplementally amends the initial Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 29, 2015 by OppenheimerFunds, Inc., a Colorado corporation (“OFI”) and Oppenheimer Developing Markets Fund, a statutory trust organized under the laws of Delaware (the “Fund”) (collectively, the “Reporting Persons”). This Amendment No. 1 is filed by the Reporting Persons in accordance with Rule 13d-2 under the Securities Exchange Act of 1934 (the “Exchange Act”), and it shall refer only to the information that has materially changed since the filing of the initial Schedule 13D.

Item 1.            Security and Issuer.

(a)           Title and Class of Equity Securities to which this Statement relates:

American Depositary Shares, each representing two Ordinary Shares, par value $0.005 per share

(b)           Name and Address of Issuer’s Principal Executive Offices:

Homeinns Hotel Group
No. 124 Caobao Road
Xuhui District
Shanghai 200235

Item 2.            Identity and Background.

(a) – (c)  This Schedule 13D is filed jointly on behalf of the Reporting Persons. OFI is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and the Fund is an investment company registered under section 8 of the Investment Company Act of 1940, as amended. The address of OFI’s principal business office is 225 Liberty Street, New York, NY 10281 and the address of the Fund’s principal business office is 6803 S. Tucson Way, Centennial, CO 80112.

The principal business of OFI is management of the investment activities of investment companies, separately managed accounts and other pooled investment vehicles. The principal business of the Fund is that of a statutory trust focusing primarily on investing in equity securities and related investment strategies.

This Schedule 13D relates to shares held for the accounts of various investment companies (including the Fund), separately managed accounts and other pooled investment vehicles advised by OFI or a wholly owned subsidiary of OFI. OFI (or a wholly owned subsidiary thereof) serves as investment manager, in each case, under an investment advisory agreement. In its capacity as adviser, sub-adviser or sole shareholder of the adviser to those investment companies, separately managed accounts and other pooled investment vehicles which directly own Shares, and pursuant to the terms of the applicable investment advisory agreements, OFI may be deemed to have voting and dispositive power over the Shares referenced in this Schedule 13D as described in Item 5.

The name, business address and present principal employment, and the name and principal business address of any corporation or other organization in which such employment is conducted, of each natural person that is a director or executive officer of the Reporting Persons is set forth on Exhibit 99.1 hereto and is incorporated by reference herein.

(d)           During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the individuals listed on Exhibit 99.1 hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)           During the last five years, neither the Fund nor, to the best knowledge of the Reporting Persons, any of the individuals listed on Exhibit 99.1 hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 43742E102	SCHEDULE 13D	Page 5 of 7 Pages

In a settled order instituting administrative cease-and-desist proceedings dated June 6, 2012, the SEC found that OFI and OppenheimerFunds Distributor, Inc. violated sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933, and that OFI violated section 34(b) of the Investment Company Act of 1940 and Section 206(4) of the Investment Advisers Act of 1940 and Rule 206(4)-8 thereunder. Pursuant to the same order, the SEC imposed sanctions including a civil monetary penalty, disgorgement, cease and desist and censure and undertaking. OFI paid disgorgement of $9,879,706, prejudgment interest of $1,487,190 and a civil money penalty of $24,000,000, which was released to the SEC on June 6, 2012.

(f)           The citizenship of each director or executive officer of the Reporting Persons is set forth in Exhibit 99.1 hereto.

Item 3.            Source and Amount of Funds or Other Consideration.

OFI owns no Shares directly. All Shares beneficially owned by OFI were acquired by its advisory clients, including investment companies, separately managed account clients and other pooled investment vehicles, using, in the aggregate, approximately $185,871,962 of their own working capital and other resources.

In acquiring the 5,136,091 Shares directly owned by the Fund, the Fund expended approximately $152,783,127 (excluding commission) of its working capital and other resources.

Item 4.            Purpose of Transaction.

Item 4 is amended by the addition of the following paragraph:

The Reporting Persons are aware that the offer to take the Issuer private has been increased to $35.80 per Share and that the Issuer has announced the execution of an agreement to effect a transaction at that price.  The Reporting Persons continue to believe that this price does not reflect the full value of the Issuer as an entity and reserve the right to speak to shareholders and take such actions as they deem appropriate in response to the announced transaction. Each Reporting Person continues to reserve the right to acquire or dispose of the Issuer’s securities in privately negotiated transactions, in the open market or otherwise in furtherance of its investment objectives and in recognition that the value of shares in the market may be different than their pro rata interest in the value of the Issuer as a whole.

Item 5.            Interest in Securities of the Issuer.

(a) – (b) As of March 1, 2016, OFI is the beneficial owner of 6,269,131 Shares, which represent approximately 13.00% of the Issuer’s outstanding Ordinary Shares. This percentage is based on a total of 96,421,426 Ordinary Shares outstanding as of December 6, 2015, as disclosed in the Agreement and Plan of Merger, dated December 6, 2015, by and among  the Issuer, BTG Hotels Group (HONGKONG) Holding Co., Limited, BTG Hotels Group (CAYMAN) Holding Co., Ltd. and, solely for certain purposes specified therein, BTG Hotels (Group) Co., Ltd. (the “Agreement and Plan of Merger”). In its capacity as investment adviser to certain of those investment companies, separately managed accounts and other pooled investment vehicles which directly own Shares, and pursuant to the terms of the applicable investment advisory agreements, OFI has voting and dispositive power with respect to, and may be deemed to beneficially own, all of the Shares directly owned by its advisory clients. In its capacity as sole shareholder of the investment adviser to certain of those investment companies, separately managed accounts and other pooled investment vehicles which directly own Shares, has shared voting and dispositive power with respect to, and may be deemed to beneficially own, all of the Shares which may be deemed to be beneficially owned by OFI’s wholly owned subsidiaries pursuant to the terms of the applicable investment advisory agreements between such subsidiaries and their advisory clients.

As of March 1, 2016, the Fund is the beneficial owner of 5,136,091 Shares, which represent approximately 10.65% of the Issuer’s outstanding Ordinary Shares. This percentage is based on a total of 96,421,426 Ordinary Shares outstanding as of December 6, 2015, as disclosed in the Agreement and Plan of Merger. Pursuant to an investment management agreement, the Fund shares with OFI the power to vote or to direct the vote and the power to dispose of or to direct the disposition of the Shares. The Fund expressly disclaims beneficial ownership of any Ordinary Shares beneficially owned by OFI, other than the Shares to which this Schedule 13D relates.

 (c)           Information concerning transactions in the Shares effected by OFI on behalf of its advisory clients and by the Fund during the past 60 days is set forth in Exhibit 99.2 and is incorporated by reference.

Item 7.           Material to be Filed as Exhibits.

Exhibit 99.1    Information Concerning the Reporting Persons

Exhibit 99.2    Description of Transactions in the Shares Effected by OFI and the Fund During the Past 60 Days

CUSIP No. 43742E102	SCHEDULE 13D	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 3, 2016

OPPENHEIMERFUNDS, INC.

By:	/s/ Mary Ann Picciotto
Name: Mary Ann Picciotto
Title: Chief Compliance Officer

OPPENHEIMER DEVELOPING MARKETS FUND

By:	OPPENHEIMERFUNDS, INC., as its
investment adviser and agent

By:	/s/ Mary Ann Picciotto
Name: Mary Ann Picciotto
Title: Chief Compliance Officer

CUSIP No. 43742E102	SCHEDULE 13D	Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit 99.1     Information Concerning the Reporting Persons
Exhibit 99.2     Description of Transactions in the Shares Effected by OFI and the Fund During the Past 60 Days

Exhibit 99.1

Information Concerning the Reporting Persons

    The following sets forth each of the executive officers and directors of OFI and their respective business address and principal occupation.  Each of OFI’s executive officers and directors is a citizen of the United States.

Name	Address	Principal Occupation and Employer Address, if applicable

EXECUTIVE OFFICERS:

Krishna K. Memani	225 Liberty Street, 11th Floor New York, NY 10281	President

Mary Ann Picciotto	225 Liberty Street, 11th Floor New York, NY 10281	Chief Compliance Officer

Kristie M. Feinberg	225 Liberty Street, 11th Floor New York, NY 10281	Treasurer

Cynthia Lo Bessette	225 Liberty Street, 11th Floor New York, NY 10281	Chief Legal Officer

David M. Pfeffer	225 Liberty Street, 11th Floor New York, NY 10281	Director and Chief Financial Officer

Arthur P. Steinmetz	225 Liberty Street, 11th Floor New York, NY 10281	Director and Chairman

DIRECTORS:

Roger W. Crandall	c/o 225 Liberty Street, 11th Floor New York, NY 10281	Chief Executive Officer, Massachusetts Mutual Life Insurance Company 100 Bright Meadow Boulevard Enfield, CT 06082

Michael T. Rollings	c/o 225 Liberty Street, 11th Floor New York, NY 10281	Chief Financial Officer, Massachusetts Mutual Life Insurance Company 100 Bright Meadow Boulevard Enfield, CT 06082

Elizabeth A. Ward	c/o 225 Liberty Street, 11th Floor New York, NY 10281	Chief Enterprise Risk Officer, Massachusetts Mutual Life Insurance Company 100 Bright Meadow Boulevard Enfield, CT 06082

M. Timothy Corbett	c/o 225 Liberty Street, 11th Floor New York, NY 10281	Chief Investment Officer, Massachusetts Mutual Life Insurance Company 100 Bright Meadow Boulevard Enfield, CT 06082

    The following sets forth each of the executive officers and directors of the Fund and their respective business address and principal occupation.  Each of the Fund’s executive officers and directors is a citizen of the United States.

Name	Address	Principal Occupation and Employer Address, if applicable

EXECUTIVE OFFICERS:

Arthur P. Steinmetz	225 Liberty Street, 11th Floor New York, NY 10281	President and Principal Executive Officer

Justin Leverenz	225 Liberty Street, 11th Floor New York, NY 10281	Vice President

Jennifer Sexton	225 Liberty Street, 11th Floor New York, NY 10281	Vice President and Chief Business Officer

Mary Ann Picciotto	225 Liberty Street, 11th Floor New York, NY 10281	Chief Compliance Officer and Chief AML Officer

Brian W. Wixted	6803 S. Tucson Way Centennial, CO 80112	Treasurer and Principal Financial and Accounting Officer

Cynthia Lo Bessette	225 Liberty Street, 11th Floor New York, NY 10281	Secretary and Chief Legal Officer

TRUSTEES:

Brian F. Wruble	c/o 6803 S. Tucson Way Centennial, CO 80112	Trustee and Chairman

Beth Ann Brown	c/o 6803 S. Tucson Way Centennial, CO 80112	Trustee

Matthew P. Fink	c/o 6803 S. Tucson Way Centennial, CO 80112	Trustee

Edmund P. Giambastiani, Jr.	c/o 6803 S. Tucson Way Centennial, CO 80112	President and Chief Executive Officer, Giambastiani Group LLC 690 Budds Landing Road Warwick, MD 21912

Elizabeth Krentzman	c/o 6803 S. Tucson Way Centennial, CO 80112	Trustee

Mary F. Miller	c/o 6803 S. Tucson Way Centennial, CO 80112	Trustee

Joel W. Motley	c/o 6803 S. Tucson Way Centennial, CO 80112	Managing Director, Public Capital Advisors LLC 245 Park Avenue New York, NY 10167

Joanne Pace	c/o 6803 S. Tucson Way Centennial, CO 80112	Trustee
Daniel Vandivort	c/o 6803 S. Tucson Way Centennial, CO 80112	Trustee

Arthur P. Steinmetz	c/o 6803 S. Tucson Way Centennial, CO 80112	Trustee

Exhibit 99.2

Description of Transactions in the Shares Effected by OFI and the Fund During the Past 60 Days

The trading dates, number of Shares purchased or sold and the price per Share for all transactions in the Shares effected on behalf of OFI’s advisory clients within the last 60 days, including transactions effected in the Shares held by the Fund, are set forth below. All transactions set forth below were ordinary brokerage transactions effected on the open market.

Trade Date	Transaction	Shares	Price Per Share
1/7/2016	Purchase	790	$34.050
1/8/2016	Purchase	520	$33.997
1/19/2016	Purchase	27,306	$33.973
1/20/2016	Purchase	1,444	$33.876
1/21/2016	Purchase	10,100	$33.898
1/22/2016	Purchase	220	$34.010
2/2/2016	Purchase	340	$34.111
2/3/2016	Purchase	20	$34.070
2/17/2016	Purchase	2,060	$34.314
2/18/2016	Sale	10,900	$34.243
2/22/2016	Sale	100,000	$34.850
2/23/2016	Sale	2,700	$34.771
2/24/2016	Sale	662,227	$34.788
2/25/2016	Sale	209,464	$34.803
2/26/2016	Sale	483,689	$34.855
2/29/2016	Sale	449,712	$34.857

The trading dates, number of Shares purchased or sold and the price per Share for all transactions in the Shares effected by the Fund within the last 60 days are set forth below. All transactions set forth below were ordinary brokerage transactions effected on the open market.

Trade Date	Transaction	Shares	Price Per Share
2/22/2016	Sale	82,880	$34.850
2/23/2016	Sale	2,240	$34.771
2/24/2016	Sale	635,317	$34.788
2/25/2016	Sale	187,684	$34.803
2/26/2016	Sale	453,929	$34.855
2/29/2016	Sale	413,062	$34.857